Exhibit 4.3(v)

ECOLAB SAVINGS PLAN AND ESOP

FOR TRADITIONAL BENEFIT EMPLOYEES

Fourth Amendment

Pursuant to Section 10.2 of the “Ecolab Savings Plan and ESOP for Traditional Benefit Employees,” the Company amends the Plan effective as of the date of this Amendment, as set forth below.

(1)                                 Section 2.1 Eligibility is amended to read:

2.1                               Eligibility

(A)                               Each individual who is determined by the Plan Administrator, as of December 31, 2012, to have an accrued benefit under the final average pay formula or the 5% cash balance formula of the Ecolab Pension Plan, by reason of participation in that plan on or before January 1, 2007, and who has an Account balance under the Ecolab Savings Plan and ESOP on December 31, 2012 will be a Participant in this Plan.

(B)                               An individual who (i) would be described in Subsection (A) but for the fact that he or she did not have an Account balance under the Ecolab Savings Plan and ESOP on December 31, 2012 because he or she was employed by an Affiliated Organization that was not a participating employer in such plan, and (ii) has been continuously employed by an Affiliated Organization since December 31, 2012, will be a Participant in this Plan as of the date her or she becomes a Qualified Employee.

(C)                               An individual who is a Beneficiary or an Alternate Payee with respect to a Participant described in Subsection (A) and has an Account balance under the Ecolab Savings Plan and ESOP on December 31, 2012, will have an Account under this Plan as of January 1, 2013, consisting of the account transferred from the Ecolab Savings Plan and ESOP.

(D)                               No other individual will become a Participant.

(2)  Section 11.17 Eligible Earnings, Subsection (C) is amended to read:

(C)                               Notwithstanding Subsection (A), no payment in the nature of back pay will be included in Eligible Earnings unless the order or agreement pursuant to which it is paid explicitly requires such inclusion.  To the extent that a payment in the nature of back pay is required to be taken into account for purposes of this Plan, such payment will be taken into account, in the manner prescribed by the Administrator, as Eligible Earnings as of the time such payment is made and not for any prior period to which it may relate.

IN WITNESS WHEREOF, the Company has caused this instrument to be executed by its authorized officers and its corporate seal to be affixed, on the date written below.

Dated: October 27, 2014		ECOLAB INC.

(Seal)

		By	/s/Daniel J. Schmechel
Daniel J. Schmechel
Chief Financial Officer

Attest:	/s/James J. Seifert
James J. Seifert
Executive Vice President, General Counsel and Secretary